SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

COTY INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

222070203
(CUSIP Number)

Joachim Creus
JAB Beauty B.V.
Piet Heinkade 55
1019 GM Amsterdam
The Netherlands
Tel.: +31 20 235 50 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

September 29, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Beauty B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
485,011,474 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
448,853,684 (2) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,011,474 shares of Class A Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.0% of Class A Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting power of shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Coty Inc. (the “Company”) that may be deemed to be beneficially owned by JAB Beauty B.V. (formerly known as Cottage Holdco B.V.) (“JAB Beauty”). This includes, as a result of the Proxy Agreement (as defined in this Schedule 13D), 36,157,790 Class A Shares that may be deemed to be beneficially owned by Peter Harf (comprised of 12,350,509 Class A Shares and 23,807,281 Class A Shares issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”), of the Company as of September 8, 2023 as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on September 21, 2023 (the “Proxy”)).

(2) This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty.

(3) The percentage ownership is based upon (i) 890,992,692 Class A Shares issued and outstanding as of September 21, 2023, after giving effect to the Global Offering (as defined in this Schedule 13D), as set forth in the Prospectus Supplement filed by the Company with the Commission on September 29, 2023 (the “Latest Report”) and (ii) 23,807,281 Class A Shares issuable upon conversion of the Series B Shares as of September 8, 2023, as set forth in the Proxy.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
488,011,474 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
451,853,684 (2) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,011,474 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.3% of Class A Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of (i) 485,011,474 Class A Shares that may be deemed to be beneficially owned by JAB Beauty and (ii) 3,000,000 Class A Shares purchased by JAB Holdings B.V. (“JAB Holdings”) in the Global Offering. JAB Holdings may be deemed to have beneficial ownership of the Class A Shares held by JAB Beauty since JAB Beauty is a subsidiary of JAB Holdings.

(2) This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty and JAB Holdings. JAB Holdings may be deemed to have dispositive power of the Class A Shares held by JAB Beauty since JAB Beauty is a subsidiary of JAB Holdings.

(3) The percentage ownership is based upon (i) 890,992,692 Class A Shares issued and outstanding as of September 21, 2023, after giving effect to the Global Offering, as set forth in the Latest Report and (ii) 23,807,281 Class A Shares issuable upon conversion of the Series B Shares as of September 8, 2023, as set forth in the Proxy.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
488,011,474 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
451,853,684 (2) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,011,474 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.3% of Class A Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 488,011,474 Class A Shares that may be deemed to be beneficially owned by JAB Beauty and JAB Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such Class A Shares since JAB Beauty and JAB Holdings are subsidiaries of Agnaten.

(2) This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty and JAB Holdings. Agnaten may be deemed to have dispositive power of such Class A Shares since JAB Beauty and JAB Holdings are subsidiaries of Agnaten.

(3) The percentage ownership is based upon (i) 890,992,692 Class A Shares issued and outstanding as of September 21, 2023, after giving effect to the Global Offering, as set forth in the Latest Report and (ii) 23,807,281 Class A Shares issuable upon conversion of the Series B Shares as of September 8, 2023, as set forth in the Proxy.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2€:	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
488,011,474 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
451,853,684 (2) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,011,474 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.3% of Class A Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 488,011,474 Class A Shares that may be deemed to be beneficially owned by JAB Beauty and JAB Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such Class A Shares since JAB Beauty and JAB Holdings are subsidiaries of Lucresca.

(2) This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty and JAB Holdings. Lucresca may be deemed to have dispositive power of such Class A Shares since JAB Beauty and JAB Holdings are subsidiaries of Lucresca.

(3) The percentage ownership is based upon (i) 890,992,692 Class A Shares issued and outstanding as of September 21, 2023, after giving effect to the Global Offering, as set forth in the Latest Report and (ii) 23,807,281 Class A Shares issuable upon conversion of the Series B Shares as of September 8, 2023, as set forth in the Proxy.

Explanatory Note

This statement on Schedule 13D/A constitutes Amendment No. 6 (this “Amendment No. 6”) to and amends and supplements the prior statement on Schedule 13D as filed on May 1, 2019, as amended by Amendment No. 1 filed on March 19, 2020, Amendment No. 2 filed on November 16, 2020, Amendment No. 3 filed on October 29, 2021, Amendment No. 4 filed on February 10, 2023 and Amendment No. 5 filed on June 20, 2023 (as so amended, the “Schedule 13D”), by (i) JAB Beauty B.V. (formerly known as Cottage Holdco B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Beauty”), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Holdings”), (iii) Agnaten SE, a private company incorporated under the laws of Luxembourg (“Agnaten”) and (iv) Lucresca SE, a private company incorporated under the laws of Luxembourg (“Lucresca” and together with JAB Beauty, JAB Holdings and Agnaten, the “Reporting Persons”). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Proxy Agreement

On September 29, 2023, JAB Beauty entered into a proxy agreement (the “Proxy Agreement”) with Peter Harf, the Company’s Executive Chairman, and HFS Holdings S.a r.l. (“HFS”), which is controlled by Mr. Harf, pursuant to which each of Mr. Harf and HFS appointed JAB Beauty as its true and lawful proxy, with full power of substitution, for an in its name, place and stead to vote the 12,350,509 Class A Shares and 146,057 Series B Shares and any and all other equity interests in the Company held by HFS or Mr. Harf, as applicable, whether directly or indirectly, beneficially or of record, then owned or thereafter acquired, with respect to any and all matters subject to a vote of the Company stockholders.

The description of the Proxy Agreement set forth in this Item 4 is not complete and is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit H to this Amendment No. 6 and is incorporated herein by reference.

Global Offering

On October 2, 2023, Coty Inc. (the “Company”) closed its global offering (the “Global Offering”) of shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”) of the Company. JAB Holdings purchased 3,000,000 Class A Shares in the Global Offering at the public offering price.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own 488,011,474 Class A Shares (other than JAB Beauty, which may be deemed to beneficially own 485,011,474 Class A Shares), representing approximately 53.3% of the Company’s outstanding Class A Shares (based upon (i) 890,992,692 Class A Shares issued and outstanding as of September 21, 2023, after giving effect to the Global Offering, as set forth in the Prospectus Supplement filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on September 29, 2023 (the “Latest Report”) and (ii) 23,807,281 Class A Shares issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”), of the Company as of September 8, 2023 as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on September 21, 2023 (the “Proxy”)). JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to JAB Beauty, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Class A Shares which JAB Beauty may be deemed to beneficially own.

The Reporting Persons may be deemed to have voting power with regard to 488,011,474 Class A Shares and dispositive power with regard to 451,853,684 Class A Shares (other than JAB Beauty, which has voting power with regard to 485,011,474 Class A Shares and dispositive power with regard to 448,853,684 Class A Shares). JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to JAB Beauty, may be deemed to have such voting and dispositive power with regard to such Class A Shares.

As of the date hereof, Peter Harf has shared voting and sole investment power with respect to 12,350,509 Class A Shares and 146,057 Series B Shares. As a result, Mr. Harf may be deemed to beneficially own, in the aggregate, 36,157,790 Class A Shares (comprised of 12,350,509 Class A Shares and 23,807,281 Class A Shares issuable upon conversion of Series B Shares as of September 8, 2023 as set forth in the Proxy), representing approximately 4.0% of the Company’s outstanding Class A Shares (based upon (i) 890,992,692 Class A Shares issued and outstanding as of September 21, 2023, after giving effect to the Global Offering, as set forth in the Latest Report, and (ii) the 146,057 Series B Shares).

As of the date hereof, Olivier Goudet has sole voting and investment power with respect to 1,049,102 Class A Shares, representing approximately 0.1% of the Company’s outstanding Class A Shares issued and outstanding as of September 21, 2023, as set forth in the Latest Report.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, beneficially owns any Class A Shares.

(c) Except as set forth in Item 4 or in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

JAB Beauty is party to the Proxy Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

EXHIBIT INDEX

Exhibit No.	Description

H	Proxy Agreement, dated as of September 29, 2023, by and among JAB Beauty B.V., HFS Holdings S.a r.l. and Peter Harf.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

JAB BEAUTY B.V. JAB HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative